January 5, 2021

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Capitol Series Trust (the “Trust”) – File Nos. 811-22895, 333-191495

Dear Ms. Fettig:

You recently provided a comment relating to the Securities and Exchange Commission’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual shareholder report filing for series portfolios of the Trust with a fiscal year ended August 31, 2019, including the Meritage Growth Equity Fund, the Meritage Value Equity Fund, the Meritage Yield-Focus Equity Fund, the Preserver Alternative Opportunities Fund and the Hedeker Strategic Appreciation Fund (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to the comment provided. For your convenience and reference, I have summarized the comment in this letter and provided the Trust’s response below to such comment.

Comments Pertaining to Filings of FORM N-CEN

1.	Comment: All Funds: The internal control report from the auditor is not included in the filing submitted for the Funds for the period ended August 31, 2019. Pursuant to Part G(a)(iii), please file an amended Form N-CEN to include the independent public accountant’s report on internal controls.

Response: The Registrant has filed the amended Form N-CEN on behalf of the Funds with the inclusion of the internal control reports of the auditor on December 23, 2020 (Accession No. 0001752724-20-270654).

If you have any questions or would like further information, please contact me at (513) 869-4327 or Tiffany Franklin, Assistant Secretary of the Trust, at (513) 587-3447.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary of the Trust